Exhibit (d)(2)

EXERCISE NOTICE

Sigma Designs, Inc.

1221 California Circle

Milpitas, CA 95035-3024

U.S.A.

Attention: Secretary

1. Exercise of Option. Effective as of today, [•], the undersigned (“Purchaser”) hereby elects to purchase [•] shares (the “Shares”) of the Common Stock of Sigma Designs, Inc. (the “Company”) under and pursuant to the Company’s (1994 /2001) Stock Plan (the “Plan”) and the Stock Option Agreement dated [•], (the “Option Agreement”), as amended on June 13, 2007 (the “Amendment”). Pursuant to the Amendment, the Option Agreement was amended to increase the exercise price per share of a portion of the shares subject to the Option Agreement, without changing the exercise price per share with respect to the other portion of the shares subject to the Option Agreement. This Exercise Notice relates to the portion of the shares subject to the Option Agreement whose exercise price per share [was] [was not] increased. Accordingly, the purchase price for the Shares shall be $[•] per share, or $[•] in the aggregate, as required by the Option Agreement. If I wish to exercise the other portion of the Option Agreement (as amended by the Amendment), then I will deliver a separate Exercise Notice with respect to such portion.

2. Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price for the Shares.

3. Representations of Purchaser. Purchaser acknowledges that Purchaser has received, read and understood the Plan and the Option Agreement (as amended by the Amendment) and agrees to abide by and be bound by their terms and conditions.

4. Rights as Shareholder. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. A share certificate for the number of Shares so acquired shall be issued to the Optionee as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in 12 of the Plan.

5. Tax Consultation. Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser’s purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted with any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

6. Entire Agreement; Governing Law. The Plan and Option Agreement (as amended by the Amendment) are incorporated herein by reference. This Agreement, the Plan and the Option Agreement (as amended by the Amendment) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Purchaser with respect to the subject matter hereof, and such agreement is governed by California law except for that body of law pertaining to conflict of laws.

Submitted by:	Accepted by:

Purchaser:	SIGMA DESIGNS, INC.

By:
Signature

Its:
Print Name

	Address:	1221 California Circle
Milpitas, CA 95035-3024
S.S.NO.